UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Amendment No. 4 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hunter Maritime Acquisition Corp.
(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Class A Common Shares
(Title of Class of Securities)

Y37828111
 (CUSIP Number of Class of Securities)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
011-323-247-59-11
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $82,331,000*	Amount of Filing Fee: $9,542.17**
* Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 8,233,100 outstanding Class A common shares of Hunter Maritime Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.00 per share.

**The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $115.90 for each $1,000,000 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on April 27, 2017.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2
[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 4 TO SCHEDULE TO
INTRODUCTORY STATEMENT
Hunter Maritime Acquisition Corp., a  Marshall Islands corporation (the "Company"), hereby amends and supplements itsTender Offer Statement on Schedule TO originally filed by the Company with the Securities and Exchange Commission (the "SEC") on April 27, 2017 (together with all amendments thereto, the "Schedule TO"). The Schedule TO, as amended by this Amendment No. 4 to the Schedule TO ("Amendment No. 4"), relates to the Company's offer to purchase for cash up to 8,233,100 of its Class A shares, par value $0.0001 per share ("Class A common shares"), at a price of $10.00 per share, net to the seller in cash for an aggregate purchase price of up to $82,331,000. The Company's offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase,  originally dated April 27, 2017 and amended and restated in its entirety on May 16, 2017 (the "Offer to Purchase"), as supplemented by the Supplement to Offer to Purchase dated May 25, 2017 (the "Supplement"), and the Second Amended and Restated Letter of Transmittal (the "Letter of Transmittal"), which, as further amended, restated or supplemented from time to time, together constitute the offer (the "Offer"). The Offer, as extended, expires at 5:00 p.m. New York City time on Friday, June 2, 2017, unless extended or earlier terminated by the Company.
This Amendment No. 4 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Supplement and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.
The purpose of this Amendment No. 4 is to file as an exhibit (i) the Supplement, (ii) Letter of Transmittal (iii) a press release announcing the extension of the Offer to 5:00 p.m. New York City time, on Friday, June 2, 2017, from 5:00 p.m. New York City time on Friday, May 26, 2017. This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO. Such information amends and supplements the information previously incorporated by reference in this Schedule TO.
Items 1 through 11.
On May 25, 2017, the Company issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Friday, June 2, 2017. A copy of the press release is filed as Exhibit (a)(5)(D) to this Amendment No. 4 and is incorporated herein by reference.
Item 12.          Exhibits
Item 12 is hereby amended and supplemented by adding the following exhibits:
Exhibit Number	Description
(a)(1)(E)	Supplement to Offer to Purchase dated May 25, 2017
(a)(1)(F)
Second Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(D)	Press release, dated May 25, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUNTER MARITIME ACQUISITION CORP.

/s/ Alexander Saverys
Name: Alexander Saverys
Title: Chief Executive Officer

Dated: May 25, 2017

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated April 27, 2017

(a)(1)(B)*	Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Amended and Restated Offer to Purchase, dated May 16, 2017

(a)(1)(D)*
Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(E)	Supplement to Offer to Purchase dated May 25, 2017

(a)(1)(F)	Second Amended and Restated Letter of Transmittal To Tender Class A Common Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Press release, dated April 26, 2017.

(a)(5)(B)*	Press release, dated April 27, 2017.

(a)(5)(C)*	Investor Presentation, dated May 10, 2017

(a)(5)(D)	Press release, dated May 25, 2017

(b)	Not applicable.

(d)(1)*
Underwriting Agreement, dated November 18, 2016, by and between the Company and Morgan Stanley & Co. LLC, as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(2)*
Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to the Registration Statement on Form F-1 of Hunter Maritime Acquisition Corp., filed with the Commission on November 14, 2016.

(d)(3)*
Registration Rights Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(4)*
Letter Agreement, dated November 18, 2016, by and among the Company, the Sponsor, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(5)*
Investment Management Trust Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(6)*
Warrant Agreement, dated November 18, 2016, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(7)*
Sponsor Warrants Purchase Agreement, dated November 18, 2016, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on November 23, 2016).

(d)(8)*	Master Agreement, dated April 26, 2017 (incorporated by reference to Exhibit 10.1 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(9)*	Appraisal of Acquisition Vessels of Clarksons Valuations (incorporated by reference to Exhibit 10.2 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(10)*
Appraisal of Acquisition Vessels of SSY Valuation Services Ltd. (incorporated by reference to Exhibit 10.3 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(11)*
Memorandum of Agreement related to the Charlotte Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.4 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(12)*
Memorandum of Agreement related to the Greta Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.5 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(13)*
Memorandum of Agreement related to the Lene Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.6 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(14)*
Memorandum of Agreement related to the Hugo Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.7 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(15)*
Memorandum of Agreement related to the Tom Selmer dated April 26, 2017 (incorporated by reference to Exhibit 10.8 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(16)*	Form of Technical Management Agreement (incorporated by reference to Exhibit 10.9 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(17)*	Form of Right of First Refusal Agreement (incorporated by reference to Exhibit 10.10 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(18)*	Form of Commercial Management Agreement (incorporated by reference to Exhibit 10.11 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(d)(19)*	Form of Business Administration Agreement (incorporated by reference to Exhibit 10.12 to the Form 6-K of Hunter Maritime Acquisition Corp., filed with the Commission on April 27, 2017).

(g)	Not applicable.

(h)	Not applicable.

*Previously Filed.